Exhibit 99.2

Fort Technology Announces AGSM Results

Toronto, Ontario, Aug. 28, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (NASDAQ: FRTT; TSXV: FORT) (“Fort” or the “Company”), is pleased to announce that all resolutions were passed at the annual general and special meeting of shareholders (the “AGSM”) held yesterday in person at 10:00 am (Pacific Time).

Annual General and Special Meeting Results

A total of 10,582,663 common shares in the capital of the Company (“Common Shares”) were represented at the AGSM, representing 70.98% of the votes attached to all outstanding Common Shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular (the “Circular”) dated July 22, 2026, were approved.

Item 1. Number of Directors

The number of directors was set at five.

Votes For	% of Votes	Votes Withheld	% of Votes
10,579,991	99.97%	2,672	0.03%

Item 2. Election of Directors

All director nominees listed in the Circular were elected as directors of the Company.

Director	Vote Type	Number of Votes	Percentage of Votes
Oz Adler	For Withheld Broker non-votes	9,816,378 17,477 748,808	99.82% 0.18%
Liat Sidi	For Withheld Broker non-votes	9,816,368 17,487 748,808	99.82% 0.18%
Ohad Melnik-Marom	For Withheld Broker non-votes	9,815,568 18,287 748,808	99.81% 0.19%
Ohad David	For Withheld Broker non-votes	9,821,578 12,277 748,808	99.88% 0.12%
Asaf Itzhaik	For Withheld Broker non-votes	9,816,568 17,287 748,808	99.82% 0.18%

Item 3. Appointment of Auditor

Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), were appointed as auditors of the Company.

Votes For	% of Votes	Votes Withheld	% of Votes
10,570,430	99.88%	12,233	0.12%

Item 4. Approval of share consolidation

To effect the consolidation of al the issued and outstanding common shares of the Company on the basis of up to two hundred and fifty (250) per-consolidation shares for every one (1) post-consolidation share, such consolidation ratio to be determined by the Board.

Votes For	% of Votes	Votes Withheld	% of Votes
16,027,785	100%	0	0%

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc, a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively, “forward-looking statements”). Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including the anticipated benefits of the Agreement; the ability of SVL to successfully market, promote and distribute Logia USA’s products throughout the Territories; the expected commercialization and adoption of Logia USA’s fuel integrity solutions within data centers and other mission-critical facilities; the identification of additional sales opportunities outside the Territories; the growth of the Midwest critical infrastructure and data center markets; and the Company’s expectations regarding future revenue growth, customer acquisitions and business development opportunities arising from the Agreement.

The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Form 20-F registration statement (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.

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